Exhibit 3.1

State Seal	BARBARA K. CEGAVSKE Secretary of State 202 North Carson Street Carson City, Nevada 89701-4201 (775) 684-5708 Website: www.nvsos.gov

Amendment to Certificate of Designation After Issuance of Class or Series (PURSUANT TO NRS 78.1955)	Filed in the office of /s/ Barbara K. Cegavske Barbara K. Cegavske Secretary of State State of Nevada	Document Number
20170214105-63
Filing Date and Time
05/16/2017 12:19 PM
Entity Number
E0613412014-0

USE BLACK INK ONLY – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Certificate of Designation

For Nevada Profit Corporations

(Pursuant to NRS 78.1955 - After Issuance of Class or Series)

1.  Name of corporation:

AngioSoma, Inc.

2.  Stockholder approval pursuant to statute has been obtained.

3.  The class or series of stock being amended:

Series E Preferred stock

4.  By a resolution adopted by the board of directors, the certificate of designation is being amended as follows of the new class or series is:

1. There shall be a series of Preferred Stock designated as “Series E Preferred Stock”, par value $.001 per share, and the number of shares constituting such series shall be 1,000,000.  Such series is referred to herein as the “Series E Preferred Stock.”
2. Stated Capital.  The amount to be represented in stated capital always for each share of Series E
Preferred Stock shall be $.001.

CONTINUED ON ATTACHED EXHIBIT A

5. Effective date of filing: (optional)
(must not be later than 90 days after the certificate is filed)

6.  Signature: (required)

X /s/ Alex K. Blankenship
Signature of Officer

Filing Fee: $175.00

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.	Nevada Secretary of State Stock Designation Revised 1-5-15

EXHIBIT A

TO

AMENDMENT TO CERTIFICATE OF DESIGNATION

SERIES E PREFERRED STOCK

1.     There shall be a series of Preferred Stock designated as “Series E Preferred Stock”, par value $.00l per share, and the number of shares constituting such series shall be 1,000,000. Such series is refened to herein as the “Series E Preferred Stock.”

2.     Stated Capital.  The amount to be represented in stated capital always for each share of Series E Preferred Stock shall be $.00l.

3.     Rank.  All shares of Series E Preferred Stock shall rank subordinate and junior to all of the Corporation’s common stock, par value $.001 per share, and preferred stock, par value $.00l per share, now or hereafter issued, as to distributions of assets upon liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. All shares of Series E Preferred Stock shall rank superior to all of the Corporation’s common stock, par value $.001 per share, and preferred stock. par value $.001 per share, now or hereafter issued, as to voting rights.

4.     Dividends.  No dividend shall be declared or paid on the Series E Preferred Stock.

5.     No Liquidation Participation.  In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the holders of shares of Series E Preferred Stock shall not be entitled to participate in the distribution of the assets of the Corporation.  A liquidation, dissolution, or winding-up of the Corporation, as such terms are used in this Designation shall not be deemed to be occasioned by or to include any merger of the Corporation with or into one or more corporations or other entities, any acquisition or exchange of the outstanding shares of one or more classes or series of the Corporation, or any sale, lease, exchange, or other disposition of all or a part of the assets of the Corporation.

6.     Right to Action by Vote or Consent.  Except as otherwise required by law, the shares of outstanding Series E Preferred Stock shall have the right to take action by written consent or vote based on the number of votes equal to twice the number of votes of all outstanding shares of capital stock such that the holders of outstanding shares of Series E Preferred Stock shall always constitute sixty-six and two thirds (66 2/3rds) of the voting rights of the Corporation.  The 66 2/3rds voting rights may be exercised by vote or written consent based on the will of a majority of the record and beneficial holders of Series E Preferred Stock. Except as otherwise required by law or by the Articles of Incorporation or this Designation, the holders of shares of common stock and Series E Preferred Stock shall vote together and not as separate classes.

7.     No Redemption.  The shares of Series E Preferred Stock are not redeemable.

8.     Preemptive Rights.  The Series E Preferred Stock is not entitled to any preemptive or subscription rights in respect of any securities of the Corporation.

9.     Protective Provisions.

a.    The affirmative vote or consent of the holders of a majority of the outstanding Series E Preferred Stock, voting or consenting separately as a class, shall be required to (a) authorize any sale, lease or conveyance of all or substantially all of the assets of the Corporation, or (b) approve any merger, consolidation or compulsory share exchange of the corporation with or into any other person unless (i) the terms of such merger, consolidation or compulsory share exchange do not provide for a change in the terms of the Series E Preferred Stock and (ii) the Series E Preferred Stock is, after such merger, consolidation or compulsory share exchange superior to any other class or series of capital stock authorized by the surviving corporation as to voting rights other than any class or series of stock of the corporation prior to the Series E Preferred Stock as may have been created with the affirmative vote or consent of the holders of all of the Series E Preferred Stock.

b.    No Shared Voting.  The voting right of the record and beneficial owner and holder of the Series B Preferred stock shall have the exclusive right to exercise the voting rights of the Series E Preferred Stock.  A holder of Series B Preferred Stock shall not share, limit, assign, or grant any preference or veto to all or any part of the voting rights of the Series E Preferred Stock and any attempt to so do shall be null, void and of no further force or effect.